04 JAN 12 AM 7:21

# *Grupo Dataflux, S.A. de C.V.*

Date: November 13th, 2003

04012011

**U.S. Securities and Exchange Commission**
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

SUPPL

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

dlw 1/13

todito.com

04 JAN 12 AM 7:21

# TODITO.COM ANNOUNCES US$ 1.3 MILLION OF EBITDA FOR 3Q03

**--Sales Up 33% to US$ 4 million--**
**--ISP Sales increase 177% vs. 3Q02--**
**--9 Months EBITDA of US$ 4 million up 30% vs. 2002--**

FOR IMMEDIATE RELEASE:

**Mexico City, Mexico, November 13, 2003. Todito.com, S.A. de C.V.,** a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers, announced today its financial results for the third quarter and first nine months of 2003.

"We continued growing fast in our three main businesses—on-line media, pre-paid services and e-commerce transactions," commented **Todito Founder and Chairman, Guillermo Salinas Pliego,** "Our goal is to be the number one or number two in Mexico in each of these categories and so generate increasing cash flow from the rapidly growing market of Mexican and Hispanic internet users."

## 3Q03 Financial Results

| | 3Q03 (thousands) | | % Change | 3Q02 (thousands) | |
|---|---|---|---|---|---|
| | Pesos* | US$** | | Pesos | US$ |
| Sales | | | | | |
| Cash Sales | 42,767 | 3,884 | 28% | 33,541 | 3,046 |
| Total Sales*** | 45,056 | 4,092 | 33% | 33,893 | 3,078 |
| Operating Costs + Expenses | | | | | |
| Cash Operating Costs + Expenses | 28,951 | 2,629 | 44% | 20,111 | 1,827 |
| Total Operating Costs + Expenses | 31,239 | 2,837 | 53% | 20,463 | 1,859 |
| EBITDA | 13,817 | 1,255 | 3% | 13,429 | 1,220 |

**Todito's** Annual Financial Results are audited by **PricewaterhouseCoopers, S.C.**

* Constant Pesos as of September 30, 2003.
** Conversion based on the exchange rate in effect as of September 30, 2003 of 11.01 pesos per US$1.
*** Total Sales is advertising sales, plus sales of Todito's pre-paid Internet connection service (Todito Card), as well as revenue from the online sale of other content and services.

Todito's Total Sales for 3Q03 increased 33% to Ps. 45 million (US$ 4 million) from Ps. 33.8 million (US$ 3 million) in 3Q02. Cash Sales increased 28% to Ps. 42.7 million (US$ 3.8 million), representing 95% of Total Sales.

Total Operating Costs and Expenses were Ps. 31.2 million (US$ 2.8 million), of which 93% -- Ps. 28.9 million (US$ 2.6 million) -- were cash. Total Operating Costs and Expenses increased 53% to Ps. 31.2 million (US$ 2.8 million) in 3Q03, from Ps. 20.4 million (US$ 1.8 million) in 3Q02, primarily due to increased advertising sales commissions and ISP sales costs as well as a 41% increase in compensation due to approximately 30 new hires during the first nine months of 2003 compared to the first nine months of 2002.

As a result, Todito's EBITDA for 3Q03 increased 3% to Ps. 13.8 million (US$ 1.3 million) compared to Ps. 13.4 million (US$ 1.2 million) in 3Q02.

"Our EBITDA growth was much lower than we would have liked due to increased hiring and expenses related to two new pre-paid services—long distance telephone service and dial – up internet connection in the United States," commented **Ruben Jordan, Todito's Finance Director.** "We expect cash flow generated from these new businesses will grow our EBITDA during 2004."

**Todito Pre-paid ISP Sales Up 177%**

"We continue opening new distribution for Todito Card at the same time that we incorporate new services into what we are positioning as Mexico's only multi-services pre-paid instrument," commented **Eugenio Laris, Todito's Director of Pre-Paid Services.** "We are the undisputed leader of pre-paid internet in Mexico and we plan on leveraging our investment in distribution and promotion to convert Todito Card into a leader in other pre-paid services both in Mexico and the U.S."

Active users of Todito Card dial-up internet connection service grew 133% to 280,000 in 3Q03 from 120,000 in 3Q02. Todito Card points of sales surpassed 15,000, up 100% from 3Q02.

**Todito Online Audience Up 116%**

Todito's audience increased 116% in 3Q03 with an average of 1,000,000 unique visitors per day compared with an average of 463,000 in 3Q02.

Todito's advertising sales increased 2% to Ps. 27.7 million (US$ 2.5 million) in 3Q03, from Ps. 27 million (US$ 2.4 million) in 3Q02.

"After directing most of our resources in the first nine months of 2003 to growing our pre-paid services business, for the next twelve months we will began to invest heavily in the promotion of Todito's superior portal content and services," commented **Adrián González, Todito's COO.** "In 2004 we plan on growing our online audience and online advertising

sales considerably, taking users and market share away from Todito's remaining competitors."

## Nine Months Accumulated Results

Todito's Total Sales for the first nine months of the year increased 31% to Ps. 128.9 million (US$ 11.7 million) from Ps. 98 million (US$ 8.9 million) for the same period of 2002.

Total Operating Costs and Expenses were Ps. 84.2 million (US$ 7.6 million), a 32% increase compared to Ps. 63.8 million (US$ 5.8 million) for the same period of 2002, primarily due to increased advertising sales commissions and ISP sales costs as well as a 41% increase in personnel expenses.

As a result, EBITDA increased 30% for the nine months ended September 30, 2003, to Ps. 44.7 million (US$ 4 million) from Ps. 34.3 million (US$ 3.1 million) in 2002.

| | Nine Months Ended September 30 | | | | |
|---|---|---|---|---|---|
| | 2003 (thousands) | | % Change | 2002 (thousands) | |
| | Pesos* | US$** | | Pesos | US$ |
| Sales | | | | | |
| Cash Sales | 124,223 | 11,283 | 36% | 91,055 | 8,270 |
| Total Sales*** | 128,936 | 11,711 | 31% | 98,082 | 8,908 |
| Operating Costs + Expenses | | | | | |
| Cash Operating Costs + Expenses | 79,524 | 7,223 | 40% | 56,772 | 5,156 |
| Total Operating Costs + Expenses | 84,237 | 7,651 | 32% | 63,799 | 5,795 |
| EBITDA | 44,699 | 4,060 | 30% | 34,283 | 3,114 |

**Todito's** Annual Financial Results are audited by **PricewaterhouseCoopers, S.C.**

* Constant Pesos as of September 30, 2003.
** Conversion based on the exchange rate in effect as of September 30, 2003 of 11.01 pesos per US$1.
*** Total Sales is advertising sales, plus sales of Todito's pre-paid Internet connection service (Todito Card), as well as revenue from the online sale of other content and services.

*With exception to the historical information, the concepts discussed in this official notice are concepts on the future that involve risks and uncertainty that can cause that the results differ substantially from the projected ones. The declarations are based on the present expectations of the administration and are subject to uncertainties and variations in the circumstances.*

**Company Profile**

**Todito.com, S.A. de C.V., a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers, is jointly owned by Grupo Dataflux, S.A. de C.V. (BMV: DATAFLXB) and TV Azteca, S.A. de C.V. (NYSE: TZA, BMV: TVAZTECA).**


| **INVESTORS INQUIRIES** | **PRESS INQUIRIES** |
|---|---|
| Ruben Jordan | Tristan Canales |
| Finance Director | Corporate Communications Director |
| **Todito.com, S.A. de C.V** | **TV Azteca, S.A. de C.V.** |
| rjordan@toditocorp.com | tcanales@tvazteca.com.mx |
| Tel: 5281.8221.2031 | Tel: 5255.3099.1441 |
| Fax: 5281.8221.2091 | Fax 5255.3099.1464 |


**Visit Us:**

www.todito.com

www.toditocard.com

www.toditomovil.com

www.toditoshop.com

www.digicentrotodito.com

**TODITO.COM S.A. DE C.V.**
**INCOME STATEMENT** ( Not Audited )
**(Thousands of Mexican Pesos of September 30, 2003 Purchasing Power)**

| | Pesos (Thousands) | | Dollars (Thousands) * | | | | Change | |
|---|---|---|---|---|---|---|---|---|
| | 3 Q 2003 | 3 Q 2002 | 3 Q 2003 | % | 3 Q 2002 | % | Dlls | % |
| **Sales:** | | | | | | | | |
| Advertising | 27,669 | 27,002 | 2,640 | 61% | 2,576 | 80% | 64 | 2% |
| Connectivity | 17,124 | 6,181 | 1,634 | 38% | 590 | 18% | 1,044 | 177% |
| Other | 263 | 710 | 25 | 1% | 68 | 2% | (43) | -63% |
| **Total Sales** | 45,056 | 33,893 | 4,299 | 100% | 3,234 | 100% | 1,065 | 33% |
| Cost of Sales | 14,399 | 8,442 | 1,374 | 32% | 805 | 25% | 568 | 71% |
| Gross Profit | 30,657 | 25,451 | 2,925 | 68% | 2,428 | 75% | 497 | 20% |
| Operating Expense | 16,840 | 12,021 | 1,607 | 37% | 1,147 | 35% | 460 | 40% |
| **EBITDA** | 13,817 | 13,429 | 1,318 | 31% | 1,281 | 40% | 37 | 3% |
| Depreciation and Amortization | 3,988 | 3,547 | 381 | 9% | 338 | 10% | 42 | 12% |
| TV Azteca Service Contract Amortization | 48,551 | 47,484 | 4,632 | 108% | 4,531 | 140% | 102 | 2% |
| Interest Expense | 550 | 785 | 53 | 1% | 75 | 2% | (22) | -30% |
| Other Income (Expense) | (1,066) | 192 | (102) | -2% | 18 | 1% | (120) | -655% |
| Exchange Gain (Loss) - Net | (653) | (403) | (62) | -1% | (38) | -1% | (24) | 62% |
| Gain (Loss) on Monetary Position | (163) | (788) | (16) | 0% | (75) | -2% | 60 | -79% |
| Income Taxe | (193) | - | (18) | 0% | - | 0% | | |
| **Net Income (Loss)** | (41,348) | (39,385) | (3,945) | -92% | (3,758) | -116% | (187) | 5% |

* The U.S. Dollar figures are translated at the exchange rate of Ps. 11.01 per U.S. Dollar

# TODITO.COM S.A. DE C.V.
## INCOME STATEMENT ( Not Audited )
**(Thousands of Mexican Pesos of September 30, 2003 Purchasing Power)**

| | Pesos (Thousands) Nine months ended sept 30, | | Dollars (Thousands) * Nine months ended sept 30, | | | | Change | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | 2002 | 2003 | % | 2002 | % | Dlls | % |
| **Sales:** | | | | | | | | |
| Advertising | 84,574 | 76,587 | 8,069 | 66% | 7,307 | 78% | 762 | 10% |
| Connectivity | 43,237 | 17,096 | 4,125 | 34% | 1,631 | 17% | 2,494 | 153% |
| Other | 1,125 | 4,399 | 107 | 1% | 420 | 4% | (312) | -74% |
| **Total Sales** | **128,936** | **98,082** | **12,302** | **100%** | **9,358** | **100%** | **2,944** | **31%** |
| Cost of Sales | 38,446 | 25,460 | 3,668 | 30% | 2,429 | 26% | 1,239 | 51% |
| Gross Profit | 90,490 | 72,623 | 8,634 | 70% | 6,929 | 74% | 1,705 | 25% |
| Operating Expense | 45,791 | 38,340 | 4,369 | 36% | 3,658 | 39% | 711 | 19% |
| **EBITDA** | 44,699 | 34,283 | 4,265 | 35% | 3,271 | 35% | 994 | 30% |
| Depreciation and Amortization | 11,371 | 10,816 | 1,085 | 9% | 1,032 | 11% | 53 | 5% |
| TV Azteca Service Contract Amortization | 136,994 | 127,738 | 13,071 | 106% | 12,188 | 130% | 883 | 7% |
| Interest Expense | 1,863 | 2,507 | 178 | 1% | 239 | 3% | (61) | -26% |
| Other Income (Expense) | (2,081) | 215 | (199) | -2% | 20 | 0% | (219) | -1070% |
| Exchange Gain (Loss) - Net | (1,033) | (2,861) | (99) | -1% | (273) | -3% | 174 | -64% |
| Gain (Loss) on Monetary Position | (1,307) | (2,050) | (125) | -1% | (196) | -2% | 71 | -36% |
| Income Taxe | (510) | - | (49) | 0% | - | 0% | (49) | |
| **Net Income (Loss)** | (110,460) | (111,474) | (10,539) | -86% | (10,636) | -114% | 97 | -1% |

* The U.S. Dollar figures are translated at the exchange rate of Ps. 11.01 per U.S. Dollar

# TODITO.COM S.A. DE C.V.
# BALANCE SHEET ( Not Audited )

**(Thousands of Mexican Pesos of September 30, 2003 Purchasing Power)**

| ASSETS | Pesos (Thousands) At September 30 | | Dollars (Thousands) * At September 30 | | Change | |
|---|---|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 | Dlls | % |
| Cash and Cash Equivalents | 3,934 | 17,088 | 375 | 1,630 | (1,255) | -77% |
| Tax Receivable | 7,392 | 2,303 | 705 | 220 | 486 | 221% |
| Other Current Assets | 33,269 | 41,130 | 3,174 | 3,924 | (750) | -19% |
| **Toal Current Assets** | **44,595** | **60,521** | **4,255** | **5,774** | **(1,520)** | -26% |
| Fixed Assets | **18,441** | **26,523** | **1,760** | **2,531** | **(771)** | -30% |
| Deferred Assets | **458,304** | **657,793** | **43,728** | **62,762** | **(19,034)** | -30% |
| **TOTAL ASSETS** | 521,340 | 744,836 | 49,741 | 71,066 | (21,324) | -30% |

| LIABILITIES | | | | | | |
|---|---|---|---|---|---|---|
| Current Liabilities | 28,168 | 16,386 | 2,688 | 1,563 | 1,124 | 72% |
| Compaq - Short Term | 13,315 | 11,226 | 1,270 | 1,071 | 199 | 19% |
| **Total Current Liabilities** | **41,483** | **27,612** | **3,958** | **2,635** | **1,323** | 50% |
| Compaq - Long Term | 1,195 | 14,045 | 114 | 1,340 | **(1,226)** | -91% |
| Dell - Long Term | 344 | - | 33 | - | 33 | |
| Investments in affiliated companies | 586 | 608 | 56 | 58 | (2) | -4% |
| **TOTAL LIABILITIES** | **43,608** | **42,266** | **4,161** | **4,033** | **128** | 3% |
| **TOTAL STOCKHOLDERS' EQUITY** | **477,732** | **702,571** | **45,582** | **67,034** | **(21,452)** | -32% |
| **TOTAL LIABILITIES AND EQUITY** | 521,340 | 744,836 | 49,741 | 71,066 | (21,324) | -30% |

* The U.S. Dollar figures are translated at the exchange rate of Ps. 11.01 per U.S. Dollar